

SECUR   **10026061**   ISSION

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 47997

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2009___ AND ENDING ___December 31, 2009___
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Emergent Financial Group, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 American Boulevard West, Suite 325
(No. and Street)

Bloomington	Minnesota	55431
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlene Cooke   952-829-1224
                                    (Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus and Company, LLP
(Name—if individual, state last, first, middle name)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Carlene Cooke _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emergent Financial Group, Inc _____, as of

_____ December 31 , 2009 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

CARLA M MUFF
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2015

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Changes in Financial Condition/Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Emergent Financial Group, Inc.

CONTENTS

Independent Auditor's Report

Board of Directors
Emergent Financial Group, Inc.
Bloomington, Minnesota

We have audited the accompanying statement of financial condition of Emergent Financial Group, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emergent Financial Group, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 23, 2010

phone	612.377.4404
fax	612.377.1325
address	2501 Wayzata Boulevard Minneapolis, MN 55405
website	www.lblco.com

Accounting & Auditing | Tax | Private Investment Banking | Actuarial & Benefits Consulting | Valuation & Litigation
Leadership Group | Entrepreneurial Services | China Strategies | LBL Technology Partners

Emergent Financial Group, Inc.

Statement of Financial Condition

December 31	2009
Assets	
Cash	$222,724
Receivable from clearing broker	14,232
Receivables - other ($31,995 not allowable for net capital)	122,981
Clearing deposit	35,000
Equipment, net of accumulated depreciation of $33,645	28,360
Prepaid expenses and other	39,880
Total Assets	**$463,177**
Liabilities and Stockholder's Equity	
Accounts payable	$ 12,294
Accrued expenses	250,765
Total Liabilities	263,059
Stockholder's Equity	200,118
Total Liabilities and Stockholder's Equity	**$463,177**

See notes to financial statements.

Emergent Financial Group, Inc.

Statement of Operations

Year Ended December 31	2009
Income	
Commissions	$ 198,994
Money management fees	1,362,958
Private placement fees	531,192
Interest	14,633
Total Income	**2,107,777**
Operating Expenses	
Salaries and commissions	1,857,646
Transaction fees	41,880
Employee benefits	90,846
Payroll taxes	27,027
Other	277,954
Total Operating Expenses	**2,295,353**
Net Loss	**$ (187,576)**

See notes to financial statements.

Emergent Financial Group, Inc.

Statement of Changes in Stockholder's Equity

Description	Preferred Stock *	Common Stock **	Additional Paid-In Capital	Accumulated Deficit	Stockholder's Equity
Balance, December 31, 2008	$ 50,000	$ 220,000	$ 197,942	$ (80,248)	$ 387,694
Net loss	-	-	-	(187,576)	(187,576)
Balance, December 31, 2009	$ 50,000	$ 220,000	$ 197,942	$ (267,824)	$ 200,118

* 50,000 shares authorized, issued and outstanding at $1.00 par value, nonvoting, noncumulative at 9%, payable when and only if declared by the Company's board of directors.

** 500,000 shares authorized, 1,000 shares issued and outstanding, no par value.

See notes to financial statements.

Emergent Financial Group, Inc.

Statement of Cash Flows

Year Ended December 31	2009
Operating Activities	
Net loss	$ (187,576)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	5,437
Changes in operating assets and liabilities:	
Receivable from clearing broker	(715)
Receivables - other	(49,110)
Prepaid expenses and other	9,651
Accounts payable and accrued expenses	170,430
Net Cash Used by Operating Activities	(51,883)
Investing Activities	
Purchases of equipment	(25,426)
Advances to related party collected	12,000
Net Cash Used by Investing Activities	(13,426)
Net Decrease in Cash	(65,309)
Cash	
Beginning of year	288,033
End of year	$ 222,724

See notes to financial statements.

Emergent Financial Group, Inc.

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Emergent Financial Group, Inc. (Company) is a securities broker/dealer registered with the Securities and Exchange Commission (SEC) and regulated by the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of VTMW Capital Management, Inc. The Company executes trades for clients primarily in the midwestern United States and deals primarily in over the counter equities and private placements.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue and Expense Recognition

Commission revenue and expenses are recorded on a settlement date basis, generally the third business day following the transaction date. Money management fees are recorded as earned at varying percentages of invested assets. Private placement fees are recorded when the underlying transaction occurs.

Receivable from Clearing Broker

The receivable from clearing broker represents commissions receivable related to customer transactions.

Receivables - Other

Other receivables primarily represents money management fees receivable and commissions receivable on private placements.

Management anticipates no substantial loss from the receivable balances. Therefore, no reserve was established at December 31, 2009.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides depreciation using the straight-line and accelerated methods over the estimated useful lives of the assets. The estimated lives of the assets range from 3 to 7 years.

2. Off-Balance Sheet Risk

The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer who carries all the customer accounts and maintains the related records. The Company is liable to the clearing firm for the transactions of the Company's customers. These activities may expose the Company to off-balance-sheet risk in the event the customers are unable to fulfill their contractual obligations. A $35,000 clearing account deposit was established to ensure the performance of obligations under the agreement.

Cash is maintained in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and does not believe it is exposed to any significant credit risk on cash.

Emergent Financial Group, Inc.

Notes to Financial Statements

3. Net Capital Requirement and Exemption

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2009, net capital was $99,883, which exceeded the minimum capital requirement by $82,346. Aggregate indebtedness was $263,059 at December 31, 2009, resulting in a ratio of aggregate indebtedness to net capital of 2.63 to 1.

The Company is exempt from Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to make the periodic computation of the reserve requirement for the exclusive benefit of customers.

4. Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by its parent. Federal and state income taxes are calculated as if the Company filed separate income tax returns.

Deferred taxes arise primarily from temporary differences between the income tax returns and financial statements in the recognition of accounts receivable, accounts payable and accrued expense. Income is recognized for income tax purposes when cash is received, rather than when earned. Expenses are deducted for income tax purpose when paid, rather than when incurred. The temporary differences resulted in an immaterial amount of deferred tax at December 31, 2009.

At December 31, 2009, the Company had a net operating loss (NOL) carryforward of approximately $181,000 available to reduce future taxable income. The NOL carryforward begins to expire in 2028. The deferred tax asset related to the NOL is approximately $45,300. The asset was fully reserved at December 31, 2009, due to the uncertainty of its realization. The valuation allowance increased $33,300 in 2009.

5. Lease Commitments

The Company has a lease agreement for office space that expires November 2015. The lease agreement contains a five-year renewal option. The lease requires the Company to pay certain operating costs, including maintenance, insurance and real estate taxes. The Company also leases equipment under an operating agreement expiring August 2010. Rent expense for 2009 was $101,117.

Emergent Financial Group, Inc.

Notes to Financial Statements

5. Lease Commitments (continued)

Approximate future minimum rental commitments due under noncancellable operating leases are as follows:

Years	Amount
2010	$ 52,500
2011	47,100
2012	48,000
2013	49,100
2014	59,900
Thereafter	55,800
Total	**$ 312,400**

6. Concentration of Revenue and Assets

The Company's money management fees were all earned from an unrelated party that is a general partner in various limited investment partnership funds.

The Company's receivable from clearing broker and its clearing deposit were with one security clearinghouse totaling $49,232 at December 31, 2009.

7. 401(k) Plan

The Company has a qualified defined contribution plan under section 401(k) of the Internal Revenue Code which allows all eligible employees to defer a portion of their wages into a tax deferred account. The Company did not contribute to the plan in 2009.

8. Subsequent Events

Management has evaluated subsequent events through February 23, 2010, the date at which the financial statements were available to be issued.

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Emergent Financial Group, Inc.
Bloomington, Minnesota

We have audited the accompanying financial statements of Emergent Financial Group, Inc. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 23, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 23, 2010

phone	612.377.4404
fax	612.377.1325
address	2501 Wayzata Boulevard Minneapolis, MN 55405
website	www.lblco.com

Accounting & Auditing | Tax | Private Investment Banking | Actuarial & Benefits Consulting | Valuation & Litigation
Leadership Group | Entrepreneurial Services | China Strategies | LBL Technology Partners

Emergent Financial Group, Inc.

Computation of Net Capital

December 31	2009
Net Capital	
Stockholder's equity	$ 200,118
Deductions:	
Nonallowable items:	
Receivables - other	31,995
Equipment, net of accumulated depreciation	28,360
Prepaid expenses and other	39,880
Total Deductions	100,235
Net Capital	$ 99,883
Basic Net Capital Requirements	
Net capital	$ 99,883
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	17,537
Excess Net Capital	$ 82,346
Aggregate Indebtedness	$ 263,059
Ratio of Aggregate Indebtedness to Net Capital	2.63
Reconciling Items to the Company's Computation Included in Part II of Form X-17a-5 as of December 31, 2009	
Net capital as reported by the Company	$ 99,883
Net audit adjustments:	
Record additional expenses	(5,380)
Adjust nonallowable deduction for change in expenses	5,380
Net Capital	$ 99,883

See independent auditor's report - supplementary information.

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Emergent Financial Group, Inc.
Bloomington, Minnesota

In planning and performing our audit of the financial statements of Emergent Financial Group, Inc. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone	612.377.4404
fax	612.377.1325
address	2501 Wayzata Boulevard Minneapolis, MN 55405
website	www.lblco.com

Accounting & Auditing | Tax | Private Investment Banking | Actuarial & Benefits Consulting | Valuation & Litigation

Leadership Group | Entrepreneurial Services | China Strategies | LBL Technology Partners

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 23, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 23, 2010



Lurie Besikof Lapidus —
& Company, LLP

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Emergent Financial Group, Inc.
Bloomington, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Emergent Financial Group, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating Emergent Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Emergent Financial Group, Inc.'s management is responsible for the Emergent Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (i.e., check #3860 dated December 31, 2008 for $150 submitted with 2009 SIPC-4; check #4083 dated July 30, 2009 for $552 submitted with SIPC-6) noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (i.e., Profit & Loss statement, and general ledger detail for managed money fees reflected as an adjustment on line 2c(8) of SIPC-7T, prepared by the Company for the period April 1, 2009 to December 31, 2009) noting no differences;

phone 612.377.4404
fax 612.377.1325

address 2501 Wayzata Boulevard
Minneapolis, MN 55405

website www.lblco.com

Accounting & Auditing | Tax | Private Investment Banking | Actuarial & Benefits Consulting | Valuation & Litigation
Leadership Group | Entrepreneurial Services | China Strategies | LBL Technology Partners

Lurie Besikof Lapidus —
& Company, LLP

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (i.e., Profit & Loss statement, and general ledger detail for managed money fees reflected as an adjustment on line 2c(8) of SIPC-7T, prepared by the Company for the period April 1, 2009 to December 31, 2009) supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7T on which it was originally computed noting no differences [if applicable].

   This procedure was not applicable as we noted no prior overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 23, 2010

SIPC-7T	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7T

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

SIPC-7T (29-REV 12/09)

CPA Copy

Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
047997   FINRA   DEC
EMERGENT FINANCIAL GROUP INC     14*14
3500 AMERICAN BLVD W STE 325
BLOOMINGTON MN 55431-1068
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CARLENE F. COOKE (952) 829-1224

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ _402_

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (_702_)

   12-31-08 150.00   7-30-09 522.00
   Date Paid

   C. Less prior overpayment applied   (—)

   D. Assessment balance due or (overpayment)   _⟨300⟩_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   —

   F. Total assessment balance and interest due (or overpayment carried forward) $ _⟨300⟩_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _-0-_

   H. Overpayment carried forward $(_⟨300⟩_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EMERGENT FINANCIAL GROUP, INC
(Name of Corporation, Partnership or other organization)

Carl F. Cooke
(Authorized Signature)

CARLENE F. COOKE CFO + CCO
(Title)

Dated the _9TH_ day of _FEBRUARY_ , 20 _10_ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending _12-31_, 20_09_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _1,756,874_

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

   Total additions _-0-_

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _32,136_

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
      (See Instruction C): MANAGED FEES PRIV. PLACEMENT LTD PTNSHIP -WHITEBOX _625,407_
CHZ-RHO MANAGED FEES - PRIV. PLACEMENT LTD PTNSHIP-STONE MOUNTAIN,
   DUNWOODY PIEDMONT, VR CADIZTAL _586,162_
PRIVATE PLACEMENTS - CAYO PORT, DAVID LOREN, ON POINT MEDICAL, UNILOC,
   HEALTHCARE ZP PARTNERS, KALDEA, WE SAVE HOMES, OPEN BIO MEDICAL _352,341_
   DIGI MEDICAL SOLUTIONS

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
      Code 4075 plus line 2b(4) above) but not in excess
      of total interest and dividend income. $_____

      (ii) 40% of interest earned on customers securities accounts
      (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii)

   Total deductions _1,596,046_

2d. SIPC Net Operating Revenues $ _160,828_

2e. General Assessment @ .0025 $ _402_
   (to page 1 but not less than
   $150 minimum)

Emergent Financial Group, Inc.

Financial Statements and
Supplementary Information

Year Ended December 31, 2009